

September 26, 2013

<u>Via Facsimile</u>
Mr. Richard R. Peterson
Chief Executive Officer
Advanced BioEnergy, LLC
8000 Norman Center Drive, Suite 610
Bloomington, MN 55437

> **Re:**   **Advanced BioEnergy, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 0-52421**

Dear Mr. Peterson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 44

Report of Independent Registered Public Accounting Firm, page 45

1.   In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted "in accordance with the <u>auditing</u> standards of the Public Company Accounting Oversight Board (United States)." Please amend your Form 10-K to have your auditor revise their audit opinion to remove the reference to "auditing" standards of the Public Company Accounting Oversight Board since their audits are required to be conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)," which include standards in addition to "auditing" standards. Refer to PCAOB Auditing Standard No. 1 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief